









Sit Investment Associates

Global Investment Outlook and Strategy

April 2024

Key Points

- U.S. GDP Continues to Surprise to Upside; Soft Landing Now Consensus
- China's Incremental Policy Stimulus Clouds Global Economic Outlook
- Fed Remains on Hold, but We Still Expect Three 25bp Rate Cuts in 2024
- Income Offers Attractive Taxable Bond Returns Even as Rate Cuts Loom
- Strong Demand for Tax-Exempt Municipals Offsets Increase in Supply
- Expected Shift Higher in Volatility Supports Growth and Quality Equity Bias

In Focus: Better Days Ahead for Dividend-Paying Stocks as Headwinds Peak

1 Reversal in Long-Term Outperformance

S&P 500 Equal-Weighted Index Total Returns
Annualized

Dividend Payer
No Dividend
10.9%
4.8%
9.6%
12.1%
1978-2017
2018-2023

2 Market Highly Concentrated in Big Tech

S&P 500 Index Price Returns
12/31/17 = 100

"Magnificent Seven"*
S&P 500 Cap Weighted
S&P 500 Equal Weighted
*Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, & Tesla
500
450
400
350
300
250
200
150
100
50
2018
2019
2020
2021
2022
2023
2024

3 Rate Cuts Will Lift Dividend Stocks' Appeal

Fed Funds Futures Curve*
Implied Fed Funds Rate

*Fed fund futures provide a gauge of market expectations for the path of rates
6%
5%
4%
3%
2%
1%
0%
3/31/2024
12/31/2023
5/4/2023 (2023 Low)
12/21
3/22
6/22
9/22
12/22
3/23
6/23
9/23
12/23
3/24
6/24
9/24
12/24
3/25
6/25
9/25
12/25

4 Stock Market Volatility Poised to Increase

CBOE Volatility Index vs. U.S. Treasury Spreads

Inverted Scale
60
50
40
30
20
10
0
-2%
-1%
0%
1%
2%
3%
4%
1996
2001
2006
2011
2016
2021
2026
CBOE Volatility Index, VIX, LHS
U.S. Treasury Spread, 10Y-2Y, Adv. 3 Years, RHS

Sources: Ned Davis Research, FactSet, CME Group, 3/31/24

A Case for Dividend-Paying Growth Stocks

We expect an improved relative performance backdrop for dividend-growth stocks. The key issues that caused the group to trail broad equity indices over the past six years – massive stimulus, high market concentration, low volatility, competitive bond yields – are unlikely to be repeated in the near or intermediate term, at least not nearly to the same magnitude. In addition, as the economy slows or contracts, we believe investors will again seek out the relative safety and enhanced return profile of dividend-growth stocks. Dividend payments have historically comprised around 36 percent of total equity market returns.

Dividends Underappreciated Source of Returns

Contribution to Total Return
S&P 500 Index



Source: BofA Research, 3/31/24

Dividend-paying stocks have a well-established history of outperformance, boosting returns in up markets and offering some risk protection in down markets. Based on historical data from Ned Davis Research, dividend-paying stocks in the S&P 500 Index generated a mean annualized total return of +11.0 percent for the 40-year period ending in December 2017. In comparison, non-dividend payers returned just +4.6 percent. However, outside of their substantial outperformance from mid-2021 to the end of 2022, total return equity strategies have generally struggled over the last six years, as a few non- or low-dividend-paying mega-cap stocks heavily influenced capitalization-weighted index returns.

Bestowed with different acronyms and names over the last several years – FAANG, the Magnificent Seven, the Fab Four – the stocks of a handful of technology firms have significantly outperformed the market due to their robust earnings growth, market-leading positions, and exposure to megatrends, including generative AI, cloud computing, and digitization. The S&P 500's six biggest stocks (Microsoft, Apple, Nvidia, Alphabet, Amazon, and Meta) generated a cap-weighted annualized return of +27.8 percent over the last seven years versus +11.0 percent for the other 494 stocks and currently comprise nearly one-third of the Index as a result.

Top Six Unlikely to Continue to Dominate

Top Six Constituents as a % of S&P 500 Market Cap



Source: BofA Research, 3/31/24

In 2023, S&P 500 Index dividend-paying stocks with a yield above 0.1 percent returned +17.7 percent versus +26.4 percent for the overall Index, leading to dividend payers' worst relative performance since 1999. The 8.7 percentage points of relative underperformance follows 8.1 percentage points of outperformance the year prior. The so-called "Magnificent Seven" stocks – Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, and Tesla – dominated over most other stocks last year, generating a cap-weighted return of +76.3 percent. Strong relative earnings growth explains much of the outperformance, though P/E multiple expansion also played a large role.

Dividend payers will benefit as market gains continue to broaden beyond the Magnificent Seven, given their relatively attractive valuations and improving earnings growth. Earnings growth comparisons will be much more difficult for the Magnificent Seven stocks going forward, which is not the case for many other areas of the equity market, where earnings growth is estimated to accelerate in late 2024 and 2025.

Outsized Big Tech Earnings Growth Will Slow

S&P 500 Earnings Growth, Y/Y%



Source: FactSet, 3/31/24

In general, dividend-payers are "lower beta" stocks that tend to trail in "risk-on" markets and outperform when the atmosphere is more volatile and uncertain. Despite periodic pullbacks, the S&P 500 Index continues to set new highs, with implied volatility near multi-year lows. We believe equity returns will likely be more subdued and volatile over the near and long term. The S&P 500 Index's 10-year annualized price return reached a near-historic peak of +14.3 percent in 2021, decelerating to +10.6 percent for the ten years ending March 31.

Strong Markets Lessen Appeal of Dividends

S&P 500 Index Price Returns
10-Year Annualized



Source: FactSet, 3/31/24

In the near term, equity valuations have broadly moved higher despite ebbing economic growth (and a possible recession), geopolitical tensions, and policy uncertainty ahead of November's highly consequential presidential election. Long-term, debt and demographic challenges will shape the economic and investment backdrop for decades. As a result, we believe equity investors will be rewarded by focusing on companies that offer a reliable dividend and can deliver above-average earnings and dividend growth over time.

Many dividend strategies focus on high dividend yields when selecting investments, but our global, large, and small dividend strategies also stress financial strength, quality, and sustainable growth. We prefer companies that have a track record of consistent dividend growth. Yet, given the large structural changes occurring in the global economy, we put a higher weight on its future growth prospects. Case in point, many historical "go-to" dividend payers within consumer discretionary will face slower growth owing to demographic shifts, while many within healthcare will benefit. Despite continued strong earnings growth, healthcare stocks have mostly lagged the overall market over the last several quarters, leading to attractive opportunities in many areas, such as medical devices, HMOs, and drug distributors.

Technology remains heavily weighted in our portfolios as robust fundamentals buoy dividend payouts, which are growing faster than in any other sector. The energy sector is also attractive, as fossil fuels will remain vital in meeting global energy needs during a likely extended

shift to lower-carbon sources, and conservative growth strategies will support elevated capital returns. Finally, industrials offer attractive dividend opportunities, with capital goods firms producing record cash flows against a generally steady demand backdrop. While we prefer these sectors to slower growth/higher yielding groups (i.e., utilities, consumer staples, and REITs), we believe some exposure is warranted as these low-beta sectors are cheap insurance against high market volatility or an unexpectedly severe recession.

Tech Sector Provides Superior Dividend Growth

S&P 500: Information Tech vs. Non-Information Tech
as of 3/31/2024



Source: FactSet, 3/31/24

Quality, growth, and diversification remain core tenets of our investment strategies, irrespective of style and sector. We place a particular emphasis on a company's balance sheet strength and ability to generate free cash flow, which not only supports current growth but also offers dividend protection if economic conditions take an unanticipated turn for the worse. A strong balance sheet also supports the prospect of opportunistic share repurchases, which can create more shareholder value than dividends if executed at attractive valuations.

Attractive valuations for dividend-paying stocks across geographic and market capitalization styles provide a good entry point in light of the style's near- and long-term appeal in each category. For example, U.S. large-cap dividend growth stocks offer investors exposure to some of the world's most stable and profitable growth companies, particularly in the abovementioned sectors. Within U.S. small-cap, our research has shown that dividend payers have generated superior risk-adjusted returns relative to benchmarks within an intrinsically volatile asset class. Global dividend strategies also offer higher current dividend yields than U.S. equivalents.

It is always difficult to predict accurately when investor sentiment will shift. Still, we believe the time is near as the environment, as outlined above, is becoming more constructive for dividend-paying stocks. We strongly believe attractive valuations for dividend payers across geographic and market-cap styles provide a good entry point given their near- and long-term appeal.



U.S. Economy Continues to Surprise to Upside; Soft Landing Now Consensus View

Investors and economists have increasingly embraced the soft-landing (no recession) narrative after a widely-anticipated downturn failed to materialize last year. More than three-fourths of the professional forecasters surveyed by the National Association for Business Economics now believe the U.S. economy will experience a soft landing. The panel of 41 economists also nearly doubled its 2024 real GDP growth projection to +2.4 percent from the +1.3 percent estimated three months prior. Even the Conference Board, whose popular Leading Economic Index long warned of a contraction, recently conceded to the soft-landing camp. As many other developed economies struggled, U.S. real GDP beat the consensus estimate for five of the last six quarters and grew at an annualized rate of +2.9 percent (Exhibit 1). And it looks like the economy just clinched another solid quarter, with the Atlanta Fed's GDPNow model predicting +2.5 percent growth for the three months ending March 31. Resilient consumer spending, the immigration surge, and pro-cyclical fiscal stimulus all take top honors for staving off a downturn. However, optimistic economic forecasts, signs of sticky inflationary pressures, and a strong labor market have kept the Federal Reserve (Fed) on hold, leaving the door open for a policy mistake.

An Overconfident Federal Reserve Could Be Sleepwalking Into a Policy Mistake

The Fed continues to champion the notion of "immaculate disinflation," or a scenario in which inflation cools without a corresponding rise in unemployment. This contrasts with the Phillips Curve, which asserts that inflation and unemployment have an inverse relationship. However, the Phillips Curve is geared more toward demand-driven inflation. Given supply-side logjams had a significant role in the post-pandemic surge in prices, goods inflation eased as employees returned to work and supply chains normalized (Exhibit 2). Despite signs the labor market is also now cooling, the Fed continues to extrapolate the current trend. In its recent Summary of Economic Projections, the Fed projects PCE inflation will ebb to +2.2 percent by year-end 2025 and that unemployment will barely budge from its present rate. Yet, as we flagged last quarter, labor conditions have historically responded slowly to policy shifts. Two years into monetary tightening, small business hiring plans foreshadow a rise in unemployment (Exhibit 3). Small companies have, on average, taken it on the chin in the post-pandemic era, and many have lost out to large firms with better resources. Still, several other indicators also confirm demand for labor is easing and that wage growth will continue to slow. Weaker job and income prospects may motivate consumers to save more and spend less, triggering a negative feedback loop.

Are Financial Markets Saving the Fed From Itself or Increasing Recession Odds?

The current real fed funds rate (i.e., fed funds rate less PCE inflation) of around +2.9 percent is quite restrictive relative to historical standards. Conversely, market-driven financial conditions have loosened considerably in recent quarters as credit spreads tighten, mortgage rates decline,



Exhibit 1: Real Gross Domestic Product
Indexed, 12/31/2013 = 100

Source: BEA, StatCan, ONS, GFSO, INSEE, JCO, 3/31/24



Exhibit 2: Supply Chain Pressures vs. Inflation

Citi Global Supply Chain Pressure Index, LHS
U.S. Core PCE Goods Inflation, Y/Y%, RHS

Source: Citi Research, Bureau of Economic Analysis, 3/31/24



stocks surge, the U.S. dollar weakens, and market volatility dissipates. Only time will tell if the financial markets are impeding the Fed by boosting GDP growth and possibly reviving inflation or reducing the risk of a policy error caused by the Fed remaining too restrictive. As shown in Exhibit 4, easing financial conditions support a rebound in the ISM manufacturing PMI. The rise in financial asset values also contributed to record household net worth at the end of 2023 and a positive wealth effect. Yet, data continues to confirm that consumer spending, especially by low-to-middle-income households, is losing steam. And while the University of Michigan's survey of consumer sentiment is recovering from historically low levels, the Conference Board's counterpart implies trouble ahead. Post-pandemic distortions, seasonal adjustment issues, low survey response rates, and a spike in immigration have led to numerous conflicting signals on the economy's health. We are hopeful but concede that soft landings are fairly uncommon and the Fed is indeed "navigating by the stars under cloudy skies," as Chair Powell asserted in 2023.

Euro Area Struggling to Keep Head Above Water, but There Are Glimmers of Hope

The overall Euro Area economy continues to bounce along the bottom, moving from stagflation to stagnation as pricing pressures retreat (Exhibit 5). Weighed down by Ireland and its biggest economy, Germany, and with negligible help from its second-biggest, France, the bloc suffered a mild technical recession in the second half of 2023 (Exhibit 6). Yet, economic momentum is hardly uniform across geographies and sectors. Due to robust government spending, tourism, and job creation, Spain's economy has considerably outpaced others in the region. Conversely, Germany's economy, with about double the exposure to manufacturing as a percent of GDP as Spain, has borne the brunt of the decline in global trade. Purchasing managers' indices imply the Euro Area economy is stabilizing as the services sector moves back into expansion territory.

Exhibit 3: Hiring Plans vs. Unemployment Rate



Source: BLS, National Federation of Independent Business, 4/5/24

Exhibit 4: U.S. Mfg. PMI vs. Financial Conditions



Source: Institute for Supply Management, Goldman Sachs, 4/1/24

Exhibit 5: Euro Area Consumer Price Index
Y/Y Percent



Source: Eurostat, 3/31/24

Exhibit 6: Euro Area Real GDP Growth
SA/CA, Q/Q Percent Annualized



Source: Eurostat, 3/31/24



Plus, tight labor markets continue to bolster wage growth and real incomes. However, anemic confidence, tight bank credit, and a negative fiscal impulse remain significant economic drags. A potential acceleration in global trade and Chinese economic growth would benefit the Euro Area, especially Germany. Absent that, we forecast Euro Area real GDP growth will continue to hover in the -0.5 to +0.5 percent range in 2024. Ebbing inflation and weak economic growth likely set the stage for the European Central Bank to begin the first of what we believe will be three 25-basis-point rate cuts in 2024 at its June policy meeting.

China Set a Very Ambitious Economic Growth Target for 2024

We believe the Chinese government's 2024 real GDP growth target of "around 5 percent," the same as last year, will be difficult to achieve (Exhibit 7). Not only are year-over-year growth comparisons more difficult in 2024 (GDP grew only +3.0 percent in 2022 versus +5.2 percent in 2023), but the ailing property market will also stay a drag, especially given the government's aversion to large-scale bailouts and other quick fixes. Policy easing measures have also been restrained and incremental, reflecting the government's preference for long-term sustainability to a short-term growth boost. We do not believe this philosophy will change in 2024, implying only a modest boost to growth from policy support. Moreover, amid the growing geopolitical tensions and trade frictions, we do not expect much help from exports either. Importantly, high economic uncertainty continues to weigh on confidence and spending intentions. Still, the latest January-February activity data show that sequential growth momentum in the first two months improved compared to December, but the later timing of the Chinese New Year may have distorted the data. Given such, we expect sequential momentum to soften in March. Our 2024 real GDP forecast remains +4.5 to +5.0 percent, with a bias to the low end.

Progress Made, but Jury Still Out on Japan's Escape From Deflation

On March 19, the Bank of Japan (BOJ) increased interest rates for the first time since 2007. It also removed many of its unconventional easing measures, marking the end of eight years of yield curve manipulation. Unlike other developed markets, which have sought to curb inflation since early 2022, Japan has instead aimed to foster and entrench price increases. The Japanese economy has been stuck in a three-decade economic funk, reinforced by persistent deflationary pressures. While prices have increased in Japan over the last two years, much of the inflation is due to temporary supply shocks and a significantly devalued yen. Only recently have signs emerged that inflation might be sustained. Union negotiations imply a potential acceleration in wage growth, which bodes well for a broader rise in incomes (Exhibit 8). Still, transitioning to the BOJ's long-sought virtuous cycle of increasing prices and wages could be difficult, given subpar end demand. Household consumption has weakened over the past three quarters, and the manufacturing sector continues to contract on lower overseas demand. However, recent purchasing managers' index readings offer some optimism, as demand for services improved and manufacturers reported easing headwinds. We expect continued progress, albeit uneven, and project real GDP to expand by a modest +0.5 percent to +1.0 percent this year.

Exhibit 7: China's Key Policy Targets for 2024

	2024 Target	2023 Target	2023 Actual	2022 Target	2022 Actual
Real GDP growth	~5.0%	~5.0%	5.2%	~5.5%	3.0%
CPI inflation	~3.0%	~3.0%	0.2%	~3.0%	2.0%
Surveyed urban unemploy. rate (%, avg.)	~5.5%	~5.5%	5.2%	<5.5%	5.6%
Fiscal deficit, % of GDP	3.0%	3.0%	3.8%	2.8%	2.8%
New local government special bonds (RMBtn)	3.9	3.8	4.0	3.7	4.0
New special sovereign bonds (RMBtn)	1.0	0.0	0.0	0.0	0.0

Source: NPC, Bloomberg, NBS, MoF, Macquarie, 3/5/24

Exhibit 8: Japan Union Wage Agreements*



Source: Piper Sandler, 3/31/24

Global Macro: Other Notable Data Points

U.S. GDP Estimates Rising on Positive Surprises

Consensus Real GDP Growth Estimates
Y/Y Percent



Source: Bloomberg, 3/31/24

What Goes Up Must Come Down?

U.S. Economic Suprise Index



Source: Citi Research, 3/31/24

U.S. Immigration Surge Buoying GDP Growth

Factors That Contribute to U.S. Population Growth



Source: Congressional Budget Office, 1/18/24

Foreign-Born Driving U.S. Labor Force Growth

Native- vs. Foreign-Born Labor Force & Participation Rates
Not Seasonally Adjusted



Source: Bureau of Labor Statistics, 4/5/24

ISM Data Points to Continued U.S. Disinflation

ISM Price Indices* vs. Headline Consumer Price Index



Source: Institute for Supply Mgmt., Bureau of Labor Statistics, 4/3/24

U.S. Consumers Sending Troublesome Signals

U.S. Consumer Confidence
Expectations minus Present Situation



Source: The Conference Board, NBER, 3/26/24

Global Macro: Other Notable Data Points (Cont'd)

World Manufacturing PMI Expansionary Again
Services Purchasing Managers' Index



Manufacturing Purchasing Managers' Index



<50 Contraction   >50 Expansion

Source: S&P Global, 4/4/24

Core Inflation Easing Across Developed World
Consumer Price Index
Excluding Food and Energy, Y/Y Percent



Source: FactSet, 3/31/24

Low Chinese Consumer Confidence a Headwind
China Consumer Confidence Index



Source: National Bureau of Statistics, 3/31/24

China's Real Estate an Ongoing Trouble Spot
China National Real Estate Climate Index



Source: National Bureau of Statistics, 3/19/24

Credit Impulse Implies PMI Uptick Fleeting
China Credit Impulse* vs. China Manufacturing PMI



*Change in new credit issued as a percent of GDP

China Credit Impulse Index, 8-Month Lead, LHS
China Manufacturing Purchasing Mgrs.' Index, RHS

Source: Bloomberg, Institute for Supply Management, 4/4/24

Mixed Signals From China Leading Indicators
China Composite Leading Indicators



OECD, Amplitude-Adjusted, LT Avg = 100, LHS
CICC LEI 2, Leads Eco. Activity by ≈ 2 Qtrs., RHS

Source: OECD, China International Capital Corporation, 3/21/24



Fixed Income: Environment and Strategy

Fed Funds Rate Cuts Still Coming in 2024

In the first quarter of 2024, the yield curve experienced a significant uptick of approximately 40 basis points. This uniform increase across different maturity levels stemmed from investor anticipation of a decelerated pace of rate reductions by the Federal Reserve (Fed), fueled by slightly elevated inflation indicators and strong economic growth. During the March meeting, Chair Powell reaffirmed the Fed's commitment to implementing 75 basis points worth of rate reductions throughout 2024 and moderately reducing projected rate cuts for 2025 and beyond. Market consensus points to an initial 25 basis point cut at the June meeting, which investors largely view as inconsequential. The Fed will likely strategically time the other 50 basis points to avoid perceptions of political influence, particularly during an election year. Gradual rate adjustments will allow the Fed to sustain its anti-inflationary monetary stance while projecting political neutrality and facilitating a smooth economic transition. We anticipate that despite a slowing (yet still expanding) economy, the Fed will delay reaching a "neutral" rate (a level neither restrictive nor stimulative) until well into 2025. With the target fed funds rate ranging from 5.25 to 5.50 percent and core inflation hovering at 2.5 percent, the Fed retains significant leeway for rate cuts while asserting its commitment to combating inflation. Mr. Powell hinted at reducing quantitative tightening as early as May. We expect the Fed to continue to gradually reduce their mortgage holdings for quite some time.

Yield Buyers Driving Narrower Corporate Bond Spreads

Corporate bond spreads narrowed significantly during the quarter, approaching levels not seen in nearly a decade. While credit fundamentals remain robust and show signs of improvement, we attribute the tightening spreads more to investors' pursuit of current yield levels than to an intrinsic reflection of credit quality. The observed inverse relationship between corporate bond spreads and the 10-year U.S. Treasury yield supports this assertion. Furthermore, the marked influx of capital into investment-grade bond funds lends further credence to our view that investor demand for yield has been a primary impetus for spread compression. Notably, lower-rated BBB bonds outperformed their A-rated counterparts as investors sought enhanced yields. Capitalizing on the tightening spreads, we have strategically divested a portion of our corporate bond holdings, reducing our exposure by approximately fifty percent where appropriate. We reallocated the proceeds from these sales to higher-yielding ABS and MBS bonds and U.S. Treasury securities. The potential revision of onerous banking regulations towards a more pragmatic framework provides optimism for addressing banking vulnerabilities. The revisions and other banking improvements should help normalize the spread between 30-year mortgage rates and 10-year Treasury yields. This normalization will benefit mortgage securities through increased prepayments and heightened demand.

Taxable Fixed Income Strategy

Our outlook for returns in 2024 remains centered on attractive interest income levels, particularly in the three-to-six-year segment of the yield curve. We intend to enhance exposure to mortgage-backed securities within client portfolios while selectively reducing allocations in credit sectors where appropriate. While we maintain a projection of a soft landing for the economy, there has been a notable shift in the risk balance within credit sectors. Corporate spreads have tightened considerably in recent months, making mortgages comparatively more appealing. Portfolio durations closely mirror those of respective benchmarks, with a focus on the midsection of the curve and a slight underweighting in longer maturities. Our strategy is to gradually extend durations to levels that modestly exceed the benchmark. Anticipating a pronounced decline in rates across the mid-curve once the Fed commits to easing, we foresee longer maturity yields remaining relatively stable due to ongoing economic expansion and concerns about potential inflation resurgence. Even as we prioritize higher-quality assets, we maintain a robust income advantage over benchmarks across all managed strategies. We expect this income advantage to persist as a significant driver of relative performance over time.

Benchmark Municipal Yields Increase During the Quarter



Tax-exempt bond yields increased in the first quarter of 2024. Specifically, Municipal Market Data AAA General Obligation (GO) bond yields increased by roughly 20-30 basis points for all but the shortest maturities of less than five years, which rose by 40-60 basis points. In general, short-term tax-exempt bond yields increased slightly more than comparable maturity Treasury yields. In contrast, intermediate and longer-term tax-exempt bond yields increased somewhat less than comparable maturity Treasury yields. Credit spreads tightened during the quarter, particularly for high-yield tax-exempt bonds.

Credit Quality Was the Primary Driver of Performance

Municipal bond performance was generally weak in the quarter (Exhibit 9). However, lower investment-grade bonds rated in the 'A' or 'BBB' categories, non-rated, and below-investment-grade bonds tended to have positive returns and significantly outperform higher-quality tax-exempt bonds. Similarly, lower average quality revenue bond sectors such as hospital bonds, industrial development/pollution control revenue bonds, and tobacco bonds outperformed other revenue bond sectors. Duration was less of a driver of tax-exempt returns than has been the case for most of the last few years.

Fund Flows Begin to Firm and New Issue Volume Begins the Year at a Faster Pace

Open-end fund flows were positive on balance in the first quarter, while ETF flows were more mixed and net negative for the quarter. Flows into high-yield funds were consistently positive throughout the quarter. New issue supply of municipal bonds was over $99 billion in the first quarter, more than the $79 billion in the same period last year and closer to historical norms. The market tended to absorb issuance easily, and most deals tended to have significant over-subscription. Secondary market trading was lighter than during the last several quarters but consistent with activity in the first quarter of last year.

Outlook for Tax-Exempt Fixed Income in 2024

We believe municipal bond yields will continue to follow Treasury yields. As mentioned, the timing of a first Fed rate cut and whether and by how much the Fed cuts this year remain uncertain. Nonetheless, we think the Treasury yield curve will continue to move towards normalizing. Municipal bond supply seems on pace to increase this year, and fund flows are stabilizing. We believe the municipal bond market may continue to experience volatility, particularly as we navigate the market's expected transition in Fed policy later this year and add election year dynamics into the equation between now and November.

Tax-Exempt Fixed Income Strategy

We continue to emphasize intermediate taxable municipal bonds for crossover accounts subject to the corporate tax rate and longer-term single-family housing bonds or select revenue bond issues where appropriate. It has become more challenging to source short-call bonds at attractive yield levels, but we can find sufficient opportunities where needed. Most portfolios remain positioned with modestly longer durations than their benchmarks, and all strategies have significant yield advantages relative to benchmarks. These factors should help them outperform in the most likely scenarios this year. As a result, we believe portfolios are appropriately positioned for the current environment.

Exhibit 9: Bloomberg Municipal Bond Index Percent Returns

	1Q24	2023		1Q24	2023		1Q24	2023		1Q24	2023
Muni Bond Index	-0.39	6.40	AAA	-0.81	5.80	GO Bond Index	-0.70	5.62			
3-Year	-0.28	3.46	AA	-0.56	5.92	Revenue Bond Index	-0.27	6.89	Education	-0.59	6.28
5-Year	-0.37	4.31	A	0.10	7.34	Electric	-0.34	5.98	Water & Sewer	-0.52	5.81
7-Year	-0.48	4.99	BBB	0.60	8.93	Hospital	0.06	7.53	Resource Recovery	-0.82	8.38
10-Year	-0.54	5.78				Housing	-0.59	6.86	Leasing	-0.42	7.82
Long	-0.75	9.35				IDR/PCR	0.72	6.78	Special Tax	-0.80	7.03
						Transportation	-0.04	7.19	Tobacco Index	0.53	6.59

Source: Bloomberg, 3/31/24

Fixed Income: Other Notable Data Points

Yields Up on Sticky Inflation/Resilient Growth
U.S. Treasury Yield Curve



	1M	3M	6M	1Y	2Y	3Y	5Y	7Y	10Y	20Y	30Y
12/23	5.39	5.35	5.26	4.78	4.25	4.01	3.85	3.88	3.88	4.19	4.03
3/24	5.35	5.35	5.32	5.02	4.62	4.41	4.22	4.21	4.20	4.45	4.34
	-0.04	0.00	0.06	0.25	0.37	0.40	0.37	0.33	0.32	0.26	0.31

Source: FactSet, 3/31/24

Fed Expects Slightly Shallower Pace of Cuts
FOMC Median Fed Funds Rate Projections
Year End, Percent



Source: Federal Reserve, 3/20/24

Speed of Quantitative Tightening Should Slow
U.S. Federal Reserve Assets
$ Trillion



Source: Federal Reserve, 3/31/24

Yield Buyers Drive Corporate Spreads Narrower
Investment-Grade and Corporate High Yield Spreads
Option-Adjusted, Basis Points



Source: Bloomberg, 3/31/24

Corporate Bond Inflows Supporting Spreads
Cumulative Fund Flows* vs. Option-Adjusted Spreads
Investment-Grade Bonds



Source: EPFR, Bloomberg, 3/20/24

Mortgage Spreads Remain Historically Wide
Average MBS Yield vs. 5-10-Year Treasury Yield
Spread, Basis Points



Source: Bloomberg, 3/31/24



No Let-Up in Stock Market Gains After 2023's Strong Finish

While Treasuries repriced in the first quarter to reflect expectations for fewer rate cuts in 2024, U.S. stocks forged ahead, buoyed by positive economic surprises, higher earnings expectations, and signs the manufacturing cycle will improve. However, we suspect a healthy dose of FOMO (fear of missing out) also had a significant role. Retail investors continued to plow into stocks, with an additional $75 billion flowing into U.S. equity mutual funds and ETFs during the first quarter (Exhibit 10). Institutional investors also continued to add to equity positions, and the NAAIM Exposure Index shows risk exposure is close to historical highs (Exhibit 11). Thus, on the heels of its +24.2 percent gain in 2023, the S&P 500 Index returned +10.6 percent in the first quarter of 2024 and closed at record highs for the highest percentage of days since 2013's first quarter. Investor enthusiasm for artificial intelligence and obesity drug stocks continued, but gains also broadened during the quarter. As shown in Exhibit 12, the S&P 500's rapid price surge, up around +25 percent in the last five months, has pushed it into overbought territory. It also closed the March quarter a noteworthy 13.4 percent above its 200-day moving average. Yet, the S&P 500 seemed due for a pause at the start of 2024, but that did not stop a "melt-up."

Signs of Complacency Point to High Potential for Choppy Markets

The stock market is performing like the U.S. economy is emerging from a recession rather than still at risk of entering one (Exhibit 13). Momentum has been one of the biggest factors driving stock market gains year to date. Nonetheless, the trend is not always our friend. As shown in

Exhibit 10: Equity Mutual Fund and ETF Flows

$ Billions, Cumulative



Source: EPFR, 3/31/24

Exhibit 11: Active Manager Exposure Index

Four-Week Moving Average



Source: National Association of Active Investment Managers, 3/31/24

Exhibit 12: S&P 500 Relative Strength Index



Source: FactSet, 3/31/24

Exhibit 13: S&P 500 Rolling Five-Month Change



Source: FactSet, 3/31/24



Exhibit 14, high-momentum stocks appear especially vulnerable to a correction. Measures of retail investor sentiment are near historical highs, and Citi's Panic-Euphoria Model has leaped into euphoria territory, implying a greater probability of negative forward returns (Exhibit 15). Soaring confidence and low market volatility imply equity investors have become complacent, particularly given that the macro outlook remains highly uncertain. Complacency is not limited to the stock market. Corporate credit spreads have fallen to near-historic lows as fixed-income investors chase yield. So, a quality stock focus is crucial in the current investment environment. Although corporate earnings or equity returns do not have to be slow, steady (and predictable) wins the race over the long run. Goldman Sachs' data shows that the stocks of firms with high-quality balance sheets returned +12.1 percent in the March quarter compared to +5.1 percent for low-quality. Over the past ten years, the two baskets generated annualized returns of +14.4 and +8.6 percent, respectively (Exhibit 16). Positive earnings revisions, strong free cash flow, and solid capital returns are other factors that consistently outperform long-term.

What Could Go Right to Drive Stocks Higher?

While stock markets generally do not remain oversold for very long, history shows us that they can be overbought (or euphoric) for extended periods. A lot of legacy liquidity remains on the sidelines that is able to drive incremental demand for equities. For example, there is currently over $6 trillion held in U.S. money market mutual funds. Yet, as a percentage of the S&P 500's total market valuation, money market assets are toward the lower end of historical norms, and outflows may not be as big of a positive catalyst for stocks as some investors hope (Exhibit 17). Corporate earnings growth could also help bolster stocks. S&P 500 Index bottom-up earnings growth is projected to accelerate against easy comparisons through year-end, though much of

Exhibit 14: Weight of High Momentum Stocks
Weight of High Momentum Stocks in U.S. Equity Markets



Source: Piper Sandler, 3/31/24

Exhibit 15: Citi Panic-Euphoria Model



Source: Citi Research, 4/5/24

Exhibit 16: Returns by Balance Sheet Quality
Cumulative Returns



Source: Goldman Sachs, 3/31/24

Exhibit 17: U.S. Money Market Fund Assets



Source: Investment Company Institute, S&P Global, 3/31/24

this is baked into the S&P 500's valuation. Another event that could help buoy stocks is signs that Chinese government stimulus is helping lift global economic growth. However, the biggest potential catalyst is probably "Goldilocks Plus," a situation in which higher productivity brings down inflation, supports wage growth, drives strong economic activity, and allows the Fed to ease at a quicker-than-expected pace. While equity market gains may be choppy following the stellar performance over the last five months, market timing often proves a costly endeavor, as the practice also risks missing out on robust returns. As per BofA Research, the S&P 500 Index has generated a cumulative price return of +24,396 percent since 1930. The return is a mere +60 percent when the 10 best days per decade are omitted from the calculation.



Global Equity Strategy

Portfolios remain well diversified against generally "fair" valuations for the overall market, the absence of significant valuation dislocations, earnings uncertainty, and our expectation for a move higher in volatility from surprisingly low current levels. The economic resilience of the U.S. economy combined with a "Fed pivot" has understandably raised the odds of a soft landing and contributed to investor complacency (and lower volatility). Yet, we also acknowledge the numerous crosscurrents that make near-term forecasting exceptionally challenging, with the possibility of a central bank policy mistake that results in stagflation or a recession. Ongoing global tensions and a slew of crucial global elections this year only add to an already complex investment landscape. As a result, we expect a substantial uptick in volatility measures as 2024 progresses, reinforcing our view that quality and growth are vital in stock selection criteria.

All portfolios continue to emphasize companies with secular growth drivers, with technology and healthcare sectors offering the most opportunity for visible growth. The broad advance in stocks over the last two quarters has resulted in full valuations for many cyclical groups. Still, we believe the energy sector continues to warrant an overweight within portfolios. Production cuts by OPEC+ members, still-resilient economic growth, and continued geopolitical tensions have lifted oil prices and energy stocks. Traditional energy providers remain attractive as fossil fuels will remain key in meeting growing global energy demand during a drawn-out transition to lower carbon sources. Prudent growth strategies focused on strong free cash flow, generous shareholder returns, healthy balance sheets, and geopolitical hedge characteristics also add to the appeal. We prefer oil producers with advantaged assets that can capture pricing upside and natural gas infrastructure providers exposed to select growth markets.

For international portfolios, we are positive on China, South Korea, Singapore, India, Mexico, and Brazil equities. We like China on signs of an economic recovery. Following a dismal 2023, the Chinese equity market sell-off extended into 2024 before staging a rally in early February. Policy measures to support the stock market (such as national team buying) and the surprising five-year loan prime rate cut boosted extremely depressed investor sentiment. China's equity valuations are attractive, with the MSCI China Index trading at a forward price-to-earnings ratio of about 9.0 times, still well below its historical average. But for the rally to continue, it will require a sustained economic recovery, which is still lacking. With macro uncertainties, we maintain a balanced portfolio of cyclical/secular growth and defensive stocks. We prefer firms levered to value-oriented consumption and services, artificial intelligence plays, utilities, and state-owned enterprises reform themes.

In South Korea, we are optimistic about the potential lift to South Korean stocks from the government's Corporate Value-Up program. The reform plan is for listed companies to boost shareholder returns in an effort to reduce the so-called "Korea discount" on stocks. According to the Korea Stock Exchange, more than 1,100 stocks in KOSPI and KOSDAQ have a price-to-book value ratio below one. The government will encourage and support companies' voluntary efforts to return more capital to shareholders and improve governance. However, upcoming legislative elections on April 10 may result in a victory for the left-wing opposition combination (Democratic Party & Korea Innovation Party) and stall structural reform. Despite this risk, President Yoon Suk Yeol could then rely on amendment of orders and administrative rules to enact the reform plan. Regarding investment strategy, we like Corporate Value-Up program beneficiaries, i.e., low price-to-book companies, such as financials. We also like semiconductor stocks due to the prospect of an extended memory upcycle.

Global Equities: Other Notable Data Points

U.S. Large-Cap Growth Stocks Continue to Lead

Total Returns, in U.S. Dollars
Percent, as of 3/31/24

| | YTD | Annualized | | | |
		1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Russell 1000® Gr.	11.4	39.0	12.5	18.5	16.0
S&P 500®	10.6	29.9	11.5	15.0	13.0
Russell MidCap® Gr.	9.5	26.3	4.6	11.8	11.4
Russell 2000® Gr.	7.6	20.3	-2.7	7.4	7.9
MSCI EAFE	5.8	15.8	5.3	7.8	5.3
MSCI World (ex. U.S.)	5.6	15.8	5.5	8.0	5.3
Russell 2000®	5.2	19.7	-0.1	8.1	7.6
MSCI AC Asia Pac	4.8	11.7	-2.1	4.7	5.3
MSCI EM	2.2	8.3	-4.8	2.6	3.3

Source: FactSet, 3/31/24

S&P 500 Not Reflecting Lower Rate Cut Forecast

S&P 500 PE vs. Treasury Yields vs. Implied FFR



Source: FactSet, CME Group, 3/31/24

Excess Liquidity Growth Helping Lift U.S. Stocks

S&P 500 Index vs U.S. Excess Liquidity



Source: Federal Reserve, ICI, FactSet, 3/31/24

S&P 500 Multiple at Risk if Earnings Disappoint

S&P 500 Price-to-Earnings Ratio
Next Twelve Months, Y/Y Percent



Source: FactSet, 3/31/24

Solid Returns Into Rate Cuts if No Recession

S&P 500 performance at start of Fed cutting is positive unless economy enters a recession
S&P 500 total return; data since 1980s; indexed to 100 at first Fed rate cut



Source: Goldman Sachs, 12/19/23

Picking Stocks With Earnings Upside Crucial

Avg. Pair-Wise Correlations of S&P 500 Stock Combos



Source: BofA Research, 3/31/24

Sit Investment Associates